
October 8, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE:** **SecureAlert, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2010**
> **File No. 333-169324**

Dear Mr. Derrick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the sale of 166,602,000 common shares. Given the size of the transaction being registered, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise us in your response letter of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

   - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities, including the circumstances outlined on page 50 which indicate that the Series D private placement and your commitment to register shares convertible from such were undertaken as part of a capital raising exercise to address the company's financial obligations and capital requirements;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

If you amend your offering and registration statement to comply with this comment, please comply with the following additional comments in your amendment.

2. We note the disclosure contained on the cover of your Form 10-K filed on January 13, 2010 that 211,765,988 shares of common stock were outstanding on December 29, 2009 and that the amount of shares held by non-affiliates was worth $28,530,000 as of the same date. Based on the $0.12 reported closing price of your common stock on December 29, 2010 (http://finance.yahoo.com/q/hp?s=SCRA.OB&a=11&b=29&c=2009&d=00&e=1&f=2010&g=d), such a value would appear to result in a number of common shares held by non-affiliates (237,750,000) in excess of the total number of common shares then outstanding.

Please advise how such number was calculated and provide an analysis with respect to the total number of currently outstanding common shares held by non-affiliates, providing support for the affiliate status of the selling shareholders disclosed in this registration statement. We may have further comment.

Security Ownership of Certain Beneficial Owners and Management, page 29

3. Please revise the table on page 29 to reflect footnote 3.

4.   Please revise the table on page 29 to reflect all persons (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who are known by you to be the beneficial owner of more than five percent of any class of your voting securities, including the Series D Preferred. For example, we note the reference to Mr. Derrick's 6% ownership on page 30. Additionally, and as noted in previous letters, the prior consent to increase the authorized capital of the company was obtained from each of the January 2010 purchasers of the Series D Preferred. See Item 403 of Regulation S-K.

5.   We note the statements in footnote one on page 31 and footnote five on page 46 that you have calculated beneficial ownership based on all shares of common stock outstanding or issuable upon conversion of the Series D Preferred. Please revise each section to calculate ownership in accordance with Rule 13d-3(1)(i).

Item 15. Recent Sales of Unregistered Securities, II-2

6.   Please update your disclosure in this section to the most recent practicable date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Wayne D. Swan
        Durham Jones & Pinegar
        Facsimile: (801) 415-3500